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                                                                  EXHIBIT (a)(5)

                                 [VENCOR LOGO]
Contact: AT VENCOR:                  AT THERATX:
    W. Earl Reed, III                Donald R. Myll, Sr.
    Executive Vice President and     Senior Vice President and
     Chief Financial Officer          Chief Financial Officer
    (502) 596-7380                   (770) 569-1840

                           VENCOR TO ACQUIRE THERATX

                               ----------------

                   ACQUISITION TO BROADEN ANCILLARY SERVICES

LOUISVILLE, Kentucky (February 10, 1997)--Vencor Inc. (NYSE: VC) ("Vencor") and TheraTx, Incorporated (Nasdaq/NM:THTX)("TheraTx")jointly announced that they have signed a definitive merger agreement for Vencor to acquire all the outstanding shares of TheraTx. Pursuant to the agreement, Vencor will pay $17.10 per share for each outstanding share of TheraTx common stock. TheraTx currently has approximately 20.7 million shares of common stock outstanding.

  The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, TheraTx will become a wholly-owned subsidiary of Vencor. The transaction has been recommended by the Boards of Directors of Vencor and TheraTx. Vencor expects to commence its cash tender offer on February 14, 1997. The cash tender offer is subject to Vencor receiving at least a majority of the fully diluted shares of TheraTx as well as the receipt of the required regulatory approvals, and is expected to be completed within 90 days.

  W. Bruce Lunsford, Chief Executive Officer of Vencor, remarked, "The acquisition of TheraTx will significantly broaden our menu of Vencare contract services. TheraTx has successfully developed a range of outcomes-oriented healthcare services focused on rehabilitation care and occupational health. Combining these services with Vencor's existing base of contract services will enable Vencor to offer a comprehensive, integrated program of contract services to healthcare providers. The efficiency of these services will be further enhanced by TheraTx's proprietary TheraSys clinical information system which measures clinical outcomes and the clinical efficiency of care. By incorporating TheraSys with our ProTouch system, we will be able to offer the Vencare network of over 4,000 nursing homes an integrated ancillary services information system that is unavailable to the industry today."
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  Lunsford added, "This acquisition signals the successful completion of our integration of the Hillhaven acquisition and the beginning of our rededication to the growth of Vencor. TheraTx has added value to the customers it serves which, in turn, has led to an impressive record of growth. The inclusion of TheraTx is expected to be accretive to earnings based on projected synergies. We believe that the strategic value as well as the operating efficiencies resulting from this transaction will support our plans to accelerate Vencor's growth from that achieved in recent quarters."

  John A. Bardis, Chief Executive Officer of TheraTx, stated, "This merger creates the nation's premier integrated ancillary services provider, and one that is uniquely positioned to capitalize on current and emerging opportunities in post-acute healthcare. We believe that this offer is attractive to our shareholders and that the combination of these two innovative, outcomes-oriented healthcare companies will benefit our customers, patients and employees."

  TheraTx combines an outcomes-oriented approach with its proprietary information systems to provide cost-effective quality care in 216 Rehabilitation Centers of Excellence, 28 nursing centers and 16 occupational health clinics. For the nine months ended September 30, 1996, TheraTx reported revenues of $288.6 million and net income of $17.2 million, or $0.82 per fully diluted share. For the same period, Vencor reported revenues of $1.91 billion and net income of $92.0 million, or $1.30 per fully diluted share.

  Vencor operates an integrated, long-term healthcare network consisting of 38 long-term acute care hospitals and 279 nursing centers, 41 institutional pharmacies and, through its Atria Communities affiliate, 23 independent and assisted living communities. The Company also provides contract subacute, rehabilitation and respiratory therapy services to nursing and subacute centers.


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